

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Hollis M. Greenlaw, Esq.
Chairman & Chief Executive Officer
United Development Funding IV
The United Development Funding Building, Suite 100
1301 Municipal way
Grapevine, Texas 76051

> **Re: United Development Funding IV**
> **Post-Effective Amendment No. 2 to Form S-11**
> **Filed April 25, 2011**
> **File No. 333-152760**
>
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 333-152760**

Dear Mr. Greenlaw:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Funds From Operations and Modified Funds from Operations, page 63

1.   You state that MFFO may provide investors with a useful indication of your future performance and of the sustainability of your current distribution policy. Please revise this section to more clearly explain how MFFO is useful to investors. For example, if you believe that MFFO may be useful for an investor assessing your future performance and of the sustainability of your current distribution policy <u>after the offering and acquisition stage</u>, please revise your disclosure to clarify. Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

<u>Information Regarding Our Distributions, page 65</u>

2.   We note your disclosure on page 66. Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception. Please provide similar disclosure in your future Exchange Act periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Lauren Burnham Prevost, Esq.
    Seth K. Weiner, Esq.
    Morris, Manning & Martin, LLP
    Via facsimile (404) 365-9532